03003351

6th January 2003

03 JAN 16 AM 8:18

HBOS plc

The Mound
EDINBURGH
EH1 1YZ

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

Direct Line 0131 243 5586
Fax No 0131 243 5516

Your Ref: 82/3240 and 82/5003

Exemption

SUPPL

PROCESSED
FEB 0 3 2003
THOMSON
FINANCIAL

Dear Sirs,

I enclose documents either sent to shareholders or made available to the public during the period 1st December to 31st December 2002.

Announcements made to the London Stock Exchange:-

02.12.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. 1,657 shares in P & O Princess Cruises PLC sold at £4.9725 per share. Total owned or controlled 9,416,034 (1.36%)
02.12.02	HBOS plc & its subsidiaries notified of a material interest in Great Portland Estates PLC. HBOS interest now 8,094,720 (3.99%)
04.12.02	Insight Investment Management Ltd announces that it has agreed to acquire Rothschild Asset Management for £61 million.
05.12.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. 189 shares sold in P & O Princess Cruises at £4.7425 per share. Total owned or controlled 9,415,845 (1.36%)
05.12.02	Application to UKLA & LSE for block listing of 297,397 ordinary shares of 25p under the Halifax Group plc Sharesave Scheme.
06.12.02	Rule 8 Disclosure under the City Code on Takeovers and Mergers. 10,000 shares bought in P & O Princess Cruises at £4.775 per share. Total owned or controlled 9,425,845 (1.36%)
06.12.02	Application to UKLA & LSE for block listing of 306,513 ordinary shares of 25p under the Bank of Scotland SAYE Scheme.
09.12.02	HBOS plc and Insight Investment Management Ltd - notification of major interest in Helphire Group plc. Total holding following notification 10,589,906 (9.24%)
10.12.02	HBOS plc & its subidiaries have a material and non-material interest in 6,778,200 ordinary shares of 10p each in South Staffordshire Group plc (10.79% of the issued shares)
11.12.02	Rule 8 Disclosure under the City Code on Takeovers and Mergers. 250,868 shares sold in Allders PLC at £1.54 per share. Total owned or controlled 4,519,266 (5.82%)
11.12.02	Notification received by HBOS plc that Barclays plc had an interest in 114,385,495 HBOS ordinary shares of 25p
13.12.02	Rule 8 Disclosure under the City Code on Takeovers and Mergers. 219,644 shares sold in Thistle Hotels plc at £1.21 per share. Total owned or controlled 13,087,105 (2.72%)
13.12.02	M H Ellis, Director acquired 2,980 ordinary shares at 578.79p per share. Total holding following notification 73,485.
16.12.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. 60,000 shares in Thistle Hotels sold at £1.20 per share. Total owned or controlled 13,027,105 (2.71%)
16.12.02	Workspace Group received notification from Insight Investment Management on behalf of HBOS plc informing they have material interest of 737,242 ordinary shares, representing 4.44% of the issued share capital.

dlw 1/29

16.12.02	Workspace Group received notificiation from Insight Investment Management Ltd on behalf of HBOS plc and its subsidiaries, informing they have a material interest of 737,242 ordinary shares representing 4.44% of the issued ordinary shares capital of the company. Shares registered in name of Chase Nominees Ltd.
17.12.02	Pre-close trading statement for 12 months to 31st December 2002.
17.12.02	Rule 8 Disclosure under the City Code on Takeovers and mergers. 250,000 shares bought in Thistle Hotels plc at £1.18 per share. Total owned or controlled 13,277,105 (2.76%)
19.12.02	HBOS plc & subsidiaries have material interest in 20,029,891 shares of HMV Group plc (4.97%)
20.12.02	HBOS plc & subsidiaries have material interest in 20,161,891 shares of HMV Group plc (5.00%)
20.12.02	Application to UKLA & LSE for block listing of 315,955 ordinary shares of 25p under the Bank of Scotland SAYE Scheme.
23.12.02	Notification that 178,267 shares released from the Scheme by HBOS plc Employee Trust Limited. Of these 70,943 shares sold on 20th December 2002 at £6.415 per share.
23.12.02	Rule 8 Disclosure under the City Code on Takeovers and Mergers. 1,000 shares sold in Thistle Hotels plc at £1.095 per share. Total owned or controlled 13,276,105 (2.76%)
23.12.02	Rule 8 Disclosure under the City Code on Takeovers and mergers. 120,180 shares sold in Pizza Express at £3.25 per share. Total owned or controlled 639,898 (0.89%)
23.12.02	Rule 8 Disclosure under the City Code on Takeovers and Mergers. 100 shares sold in P & O Princess Cruises at £4.283 per share. Total owned or controlled 9,426,410 (1.36%)
23.12.02	HBOS plc's notification of major interest in The Game Group PLC. Total holding following notification 11,443,630 (3.04%)
23.12.02	Application to UKLA & LSE for block listing of 311,041 ordinary shares of 25p under the Bank of Scotland SAYE Scheme.
24.12.02	Rule 8 Disclosure under the City Code on Takeovers and Mergers. 800,000 shares bought in Thistle Hotels plc at £1.08 per share. Total owned or controlled 11,076,105 (2.92%)
30.12.02	HBOS plc and subsidiaries have material and non-material interest in 7,055,077 ordinary shares of 10p each in South Staffordshire Group (11.23%)
30.12.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. 540,000 shares bought in Thistle Hotels plc at £1.07 per share. Total owned or controlled 14,616,105 (3.04%)
31.12.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. 36,400 shares bought in P & O Princess Cruises at £4.2325 per share. Total owned or controlled 9,462,810 (1.37%)

Documents lodged at Companies House:

1 Form 88(2)'s – Return of Allotment of	5,440 Shares registered on 03.12.02
3 Form 88(2)'s – Return of Allotment of	19,328 Shares registered on 04.12.02
1 Form 88(2)'s – Return of Allotment of	31,362 Shares registered on 05.12.02
1 Form 88(2)'s – Return of Allotment of	65,852 Shares registered on 13.12.02
2 Form 88(2)'s – Return of Allotment of	21,698 Shares registered on 19.12.02
1 Form 88(2)'s – Return of Allotment of	535,402 Shares registered on 23.12.02
1 Form 88(2)'s – Return of Allotment of	1,054,060 Shares registered on 30.12.02

1 Form 288c - Change of Particulars for Director dated 21.11.02

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

Kenny Melville
Company Secretarial Assistant

RNS | The company news service from the London Stock Exchange

Full Text Announcement

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03 JAN 15 ... 20

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 P & O Princess Cruises
Released	11:30 2 Dec 2002
Number	5287E

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 02/12/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 28/11/02

Dealing in (name of company) P & O PRINCESS CRUISES PLC

1. Class of securities (eg ordinary shares) US$ 0.5

2.

Amount bought	Amount sold	Price per unit
	1,657	£4.9725

3. Resultant total of the same class owned or controlled (and percentage of class)

9,416,034	1.36%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	Great Portland Estates PLC
TIDM	GPOR
Headline	Holding(s) in Company
Released	18:24 2 Dec 2002
Number	5681E

RNS Number:5681E
Great Portland Estates PLC
2 December 2002

LETTER TO RNS

I have today received notification that HBOS plc and its subsidiaries hold 8,094,720 ordinary shares of 50p each in this Company representing 3.99% of the issued share capital of the Company.

A copy of their notice is below for your information.

GREAT PORTLAND ESTATES P.L.C.

LETTER TO GREAT PORTLAND ESTATES PLC - DATED 8th NOVEMBER 2002

On behalf of HBOS Plc,

Pursuant to Section 198 of the Companies Act 1985, as amended on behalf of HBOS plc, we give notice that HBOS plc and its subsidiaries have a material interest in the shares of your company as follows.

Sedol	No of Shares	Security class	Fund	Registered Holder
0962951	3,000	Ordinary 50p	AD0009	Pershing Keen Nominees
0962951	3,600	Ordinary 50p	PA0525	Pershing Keen Nominees
0962951	8,700	Ordinary 50p	PP0072	Pershing Keen Nominees
0962951	3,300	Ordinary 50p	PP2264	Pershing Keen Nominees
0962951	4,780,600	Ordinary 50p	SJP RF80	St James's Place UK plc
0962951	3,286,600	Ordinary 50p	SJP RF89	St James's Place UK plc
0962951	8,920	Ordinary 50p	UKTRAQ	CMI UK Tracker Fund

HBOS plc's material Interest is now 8,094,720 units which is 3.99% of the shares in issue.

FROM INSIGHT INVESTMENT

END

Company website

Company	HBOS PLC
TIDM	HBOS
Headline	Acquisition
Released	16:22 4 Dec 2002
Number	6775E

FOR IMMEDIATE RELEASE
4 DECEMBER 2002

INSIGHT ACQUISITION OF ROTHSCHILD ASSET MANAGEMENT

Insight Investment Management Limited (Insight), the asset manager of HBOS plc, announces that it has agreed to acquire Rothschild Asset Management ("RAM") for £61 million. This includes net assets of £20.8 million.

RAM manages close to £11 billion of funds (as at 30/09/02); the acquisition will increase Insight's funds under management to £68 billion.

The acquisition accelerates Insight's organic strategy by combining complementary product capabilities with Insight's distribution strength. Benefits of the acquisition include:

- acceleration of Insight's strategy to become a top player in the institutional fixed income market, total institutional funds will now exceed £35 billion
- providing Insight with a strategic platform for further development in the fast growing fund of funds/multi-manager market; RAM has one of the largest retail fund of funds/multi-manager businesses in the UK (assets under management of £0.7 billion)
- the opportunity for significant efficiency gains within Insight through the integration of the two operating platforms.

The long-term equity and multi-asset capabilities of Insight, which have already been strengthened by recent recruitment, will be further augmented through the acquisition of RAM. This will enable Insight to bring the very best of skills and expertise from the two parties to existing and new clients.

HBOS is committed to investing in and growing its asset management business. This investment is an addition to that already committed by HBOS for Insight's organic strategy.

Announcing the details of the transaction, Insight's Chief Executive, Douglas Ferrans, said:

"This acquisition is a fantastic fit. Insight has ambitious plans for the future and the acquisition of RAM significantly accelerates our organic growth strategy. This transaction enhances our proposition in two key areas: fixed income and fund of funds/multi-manager."

Commenting on the transaction, Baron Eric de Rothschild, chairman of Rothschild Asset Management, said:

"We are pleased to have reached an agreement with Insight Investment Management. This is a good deal for all parties concerned and we feel our client base will be well served. We firmly believe that Insight is the right partner to take these businesses forward."

The Singaporean and Japanese businesses of RAM have been excluded from the transaction. The assets under management in these businesses, which total approximately £1 billion, will continue to be managed by RAM on a transitional basis and are included in the total funds under management figure of £11 billion.

RAM's Private Client Business is unaffected and was not offered for sale.

-ends-

Enquiries:

Insight Investment press office
Annie Dixon
Tel: +44 (0) 20 7321 1358

Financial Dynamics
Geoffrey Pelham-Lane
Tel: +44 (0) 20 7269 7194

Lazard
Marcus Agius
Jon Hack
Tel:+44 (0) 20 7588 2721

Rothschild
Andrew Didham
Tel: +44 (0) 20 7280 5565
Gary Powell
Tel: + 44 (0 20 7280 5259

Notes to editors:

The Acquisition:

Insight is buying the Institutional, Retail and Offshore (Guernsey) business of RAM. Funds under management total £11bn, including funds to be managed on a transitional basis for the Singaporean and Japanese businesses. This comprises £9.4bn institutional and £1.6bn retail. The revenue split is institutional 51% and retail 49%.

The acquisition is conditional on regulatory clearances.

Insight Investment strategic objectives:

Insight Investment has a number of high-level strategic targets in the institutional and retail markets. Within five years it aims to be:

Institutional market:
- a top five provider of fixed interest products
- a top five provider of UK, European and Pan European equities
- a top three UK property investment manager

Retail market:
- consistently top 10 in sales to the UK intermediary market
- the new investment force that supports all HBOS group distribution companies

Overview of multi-manager market:

Fund of funds/multi-manager products are seen by many as likely to be one of the fastest growing sectors in investment management.

This follows an already established trend in Europe and positioning by the leading investment consultancies in this space.

Insight Investment: the facts

Insight Investment Management Limited is the asset manager of HBOS plc. Registered office 33 Old Broad Street, London EC2N 1HZ. Registered no. 02111149. Regulated by the Financial Services Authority.

Insight Investment manages funds for institutional and retail clients across the full range of asset types – equities, bonds, property, derivatives, and private equity.

Insight Investment has more than 350 staff with 80 investment professionals, including specialists covering all major investment markets throughout the world.

Insight Investment is part of the Insurance and Investment Division of HBOS, together with Clerical Medical, Halifax Financial Services and the HBOS general insurance businesses.

Insight Investment's web address is www.insightinvestment.com

RAM: the facts

RAM is an active fund manager with the bulk of its operations based in London. In addition to its UK operations, it also sells offshore funds from offices in Guernsey and the Isle of Man.

RAM is a full service investment manager offering a wide range of institutional and retail products across a broad range of asset types.

RAM has an award winning fixed income business (£7.6 billion under management as at 30/09/02), with expertise in corporate bonds, currency and Emerging Market debt.

RAM is a market leader in the high growth multi-manager sector, with approximately £700 million under management.

RAM has global equity capability in the UK, US, Europe, Japan, Asia and Emerging Markets.

END

03 JAN 16 9:2

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 P & O Princess Cruises
Released	10:29 5 Dec 2002
Number	7036E

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 05/12/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 03/12/02

Dealing in (name of company) P & O PRINCESS CRUISES PLC

1. Class of securities (eg ordinary shares) US$ 0.5

2.

Amount bought	Amount sold	Price per unit
	189	£4.7425

3. Resultant total of the same class owned or controlled (and percentage of class)

9,415,845	1.36%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Additional Listing
Released	15:22 5 Dec 2002
Number	7294E

HBOS PLC.

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 297,397 Ordinary shares of 25p each under the Halifax Group plc Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 P & O Princess Cruises
Released	10:59 6 Dec 2002
Number	7644E

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 06/12/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 05/12/02

Dealing in (name of company) P & O PRINCESS CRUISES PLC

1. Class of securities (eg ordinary shares) US$ 0.5

2.

Amount bought	Amount sold	Price per unit
10,000		£4.775

3. Resultant total of the same class owned or controlled (and percentage of class)

9,425,845	1.36%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Additional Listing
Released	10:59 6 Dec 2002
Number	7648E

HBOS PLC.

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 306,513 Ordinary shares of 25p each under the Bank of Scotland SAYE Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

END

03 JAN 15

Company	Helphire Group PLC
TIDM	HHR
Headline	Holding(s) in Company
Released	12:58 9 Dec 2002
Number	8401E

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	**Name of company**
	HELPHIRE GROUP PLC
2.	**Name of shareholder having a major interest**
	HBOS plc and Insight Investment Management Ltd
3.	**Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.**
	As in 2 above
4.	**Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them**
	5,175,839 shares Chase Nominees Limited 1,324,067 shares Morgan Nominees Limited 4,090,000 shares HSBC Global Custody Nominee (UK) Limited
5.	**Number of shares/amount of stock acquired**
	Not disclosed
6.	**Percentage of issued class**
	N/A

7.	**Number of shares/amount of stock disposed**
	Not disclosed
8.	**Percentage of issued class**
	N/A
9.	**Class of security**
	Ordinary 5p Shares
10.	**Date of transaction**
	Not disclosed
11.	**Date company informed**
	9th December 2002
12.	**Total holding following this notification**
	10,589,906 shares
13.	**Total percentage holding of issued class following this notification**
	9.24%
14.	**Any additional information**
15.	**Name of contact and telephone number for queries**
	Nicholas Tilley 01225 321000
16.	**Name and signature of authorised company official responsible for making this notification.**
	Nicholas Tilley Company Secretary
Date of notification: 9th December 2002	

END

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03 JAN 13

Company	South Staffordshire Group PLC
TIDM	SSF
Headline	Holding(s) in Company
Released	16:42 10 Dec 2002
Number	9266E

The Company has today been informed, in accordance with the provisions of Section 198 of the Companies Act 1985, that HBOS plc and its subsidiaries have a material and non-material interest in 6,778,200 ordinary shares of 10p each in the Company (10.79% of the issued shares).

This follows an announcement on 22 October 2002 that HBOS plc and its subsidiaries had acquired a material interest in 1,931,508 ordinary shares - 3.07% of the issued shares.

10 December 2002

END

Company website

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Allders plc
Released	11:48 11 Dec 2002
Number	9580E

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 11/12/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 10/12/02

Dealing in (name of company) ALLDERS PLC

1. Class of securities (eg ordinary shares) ORD 12 2/3 p

2.

Amount bought	Amount sold	Price per unit
	250,868	£1.54

3. Resultant total of the same class owned or controlled (and percentage of class)

4,519,266	5.82%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

YES

Specify which category or categories of associate (1-8 overleaf)

(6)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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03 JAN 16 AM 9:20

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Holding(s) in Company
Released	17:19 11 Dec 2002
Number	9925E

Notification has today been received by HBOS plc that as at 3rd December 2002 Barclays PLC had an interest in 114,385,495 HBOS plc Ordinary Shares of 25p each (which represents 3.02 per cent of the current issued Ordinary Share capital).

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Thistle Hotels plc
Released	11:17 13 Dec 2002
Number	0837F

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 13/12/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 12/12/02

Dealing in (name of company) THISTLE HOTELS PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
	219,644	£1.21

3. Resultant total of the same class owned or controlled (and percentage of class)

13,087,105	2.72%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Paramount plc
Released	11:20 13 Dec 2002
Number	0846F

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 13/12/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 12/12/02

Dealing in (name of company) PARAMOUNT PLC

1. Class of securities (eg ordinary shares) GBP 0.05

2.

Amount bought	Amount sold	Price per unit
	2,850,000	£0.15

3. Resultant total of the same class owned or controlled (and percentage of class)

0	0.00%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	15:17 13 Dec 2002
Number	1047F

1) Name of Company:

HBOS plc

2) Name of Director:

Michael Henry Ellis

3) Is holding in own name/wife's name or non-beneficial:

Self

4) Name of registered holder:

Michael Henry Ellis

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Self

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

Maturity of Sharesave Options, originally granted in September 1997

7) Number of shares acquired: 2,980

8) Percentage of issued class: de minimis

9) Number of shares disposed: N/A

10) Percentage of issued class: N/A

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 578.79p

13) Date of transaction: 13th December 2002

14) Date company informed: 13th December 2002

15) Total holding following this notification:

73,485 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: de minimis

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Thistle Hotels plc
Released	12:38 16 Dec 2002
Number	1581F

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 16/12/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 13/12/02

Dealing in (name of company) THISTLE HOTELS PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
	60,000	£1.20

3. Resultant total of the same class owned or controlled (and percentage of class)

13,027,105	2.71%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Full Text Announcement

Company	Workspace Group PLC
TIDM	WKP
Headline	Holding(s) in Company
Released	14:32 16 Dec 2002
Number	1654F

Workspace Group plc ("the Company")

Notification of Major Interests in Shares

The Company received a notification today from Insight Investment Management Limited on behalf of HBOS plc and its subsidiaries, informing it that they have a material interest of 737,242 ordinary shares, representing 4.44% of the issued ordinary share capital of the Company.

The shares are registered in the name of Chase Nominees Ltd.

16 December 2002

Iain MacDonald

Company Secretary

020 7247 7614

END

Company website

03 JAN 15 AM 9:00

Company	HBOS PLC
TIDM	HBOS
Headline	Pre-close trading statement
Released	07:00 17 Dec 2002
Number	2017F

HBOS plc – Pre-close trading statement

This announcement covers the information that will be provided at meetings with analysts in advance of HBOS's close period for the 12 months ending 31st December 2002. This information covers:

- trading and financial overview
- merger synergies
- accounting policy changes relating to investment businesses

Trading and Financial Overview

Overall, operating performance in the year to date is an extension of the key trends established at the half year. We therefore anticipate meeting both our own expectations and those of the market for the full year ending 31st December 2002.

Margins for the second half are expected to be broadly stable, i.e. at or close to those reported for the first half in Retail, Corporate and in aggregate.

We expect to achieve all our published cost targets for 2002.

Credit quality remains sound. The provisioning charge for the full year (as a percentage of average advances) by division is expected to be broadly the half-year experience annualised. In total, coverage by provisions of non-performing assets is expected to increase modestly.

We expect to be around the middle of the range of analysts' expectations, (current PBT&E range is from £3,051m to £3,320m), before the impact of accounting policy changes (detailed below).

Merger synergies

Merger integration is proceeding to plan and the financial impact is running ahead of target. In particular, synergies in Retail and Central Support Functions, including IT will comfortably exceed existing targets. Accordingly, the total synergies now targeted for realisation by 2005 is increased by 16% to £800m from the previously advised £690m. The expected level of exceptional costs of achieving these synergies will increase by £60m.

Accounting policy changes

To aid comparison with the reporting of results elsewhere in the bank and life assurance sectors, at the full year HBOS will continue to use embedded value as the primary means of reporting the results of its investment businesses but will also provide a Modified Statutory Solvency Basis comparison.

In addition, HBOS will adopt the now more generally accepted approach to embedded value reporting for bancassurers by using unsmoothed asset values as the basis for projecting future cash flows. With our preliminary announcement we will produce appropriate restatements for 2001. The embedded value results will be split between "profits based on long term assumptions" and "short term fluctuations in investment returns". Consistent with this change, we will also bring our embedded value basis into line with other major bancassurers.

The estimated impact of these changes is broadly as follows:

- the total adjustments (based on a FTSE 100 level of 4,000) will be of the order of £280m (net of tax).
- restated profits (i.e. including "short term fluctuations in investment returns") for 2001 will be of the order of £240m (net of tax) lower than previously reported and profits in 2002 will be of the order of £100m (net of tax) lower than would otherwise have been the case. The balance is attributable to 2000 and prior accounting periods.
- HBOS's Tier 1 capital at the end of 2002 will therefore be £280m less than it would otherwise have been but our total risk asset ratio will be unaffected. Moreover given HBOS's stated position on not leveraging the present value of future profits element of embedded value included in banking Tier 1, this has little or no impact on the Group's effective leverage capacity.

Divisional operating performance

Retail

We expect to match or beat our key published targets for market share in 2002:

- 25% share of the net mortgage lending market
- 20% share of new current accounts
- 20% share of new credit cards

Mortgage lending will be strong with the second half net lending market share once again ahead of the targeted level.

Despite there being no changes in UK bank base rates, retail margins are expected to be broadly stable in the second half. The retail cost growth target of 3% will be met and the second half will see the achievement of a further significant reduction in the Retail cost income ratio.

In recognition of the point at which we are operating in the retail credit cycle we continue to implement mortgage credit policies which factor in an expectation of a modest rise in interest rates but an ability to pay at twice the current levels of base rates. Mortgage lending pricing is also predicated in favour of lower loan to value lending as an appropriate cautionary backdrop to growth in these market conditions.

Based on estimated end November house prices, the average loan to value across all residential mortgage assets is around 45% with about 10% of all such assets having a loan to value in excess of 85%.

Mortgage arrears (3 months or more) continue to fall as have the number of new possessions. Elsewhere in Retail all leading credit indicators remain satisfactory.

Insurance & Investment

There has been little or no pressure on insurance margins. Sales have strengthened and the full year will see a good increase in insurance policies in force across household, creditor and motor products.

Sales of investment products have continued the overall trends evident in the first half of the year with very strong growth in bancassurance sales largely offset by weaker sales through the IFA and wealth management channels.

Profits for the investment businesses in 2002 based on long term assumptions (excluding the effects of short term fluctuations in investment returns and the embedded value basis changes associated with the change in accounting policy) should be usefully ahead of those achieved in 2001.

Business Banking

As expected Business Banking has made good progress in a year of investment where the key priorities have been the recruitment of additional capability, the establishment of the infrastructure for expansion into England & Wales, lead generation and conversion into tangible business within the Halifax branded distribution system.

Asset growth in the second half is expected to increase relative to the trends evident in the first half of the year.

Corporate Banking

Corporate Banking deal flow has remained strong in the second half with margins unchanged from the position at the half year and the division is expected to perform strongly for the year as a whole. Despite a challenging economic environment, credit quality remains satisfactory with non-performing assets and provisions as a percentage of advances broadly the same as in the first half.

Treasury

In keeping with its strategy of being heavily focused on the provision of Treasury services to the rest of the Group and their customers, credit quality in Treasury remains excellent. As expected the rate of revenue growth achieved in the first half will not be replicated in the second half.

Outlook

Volume momentum, financial strength and the prospect of comparative margin stability (the consequence of our strategy of sustainable product pricing) see HBOS enter 2003 from a position of relative advantage. Furthermore, 2003 is targeted to be the year in which merger synergies will have their greatest incremental impact on the Group's financial performance.

Whilst there remains some uncertainty we nevertheless expect the economy to strengthen into 2003. Interest rates are likely to increase, acting as a brake on prices in the housing market. Even so the structural shortage of housing stock which now exists in the UK, the prospect of only a modest deterioration in unemployment and the still attractive levels of affordability of mortgage finance collectively underpin the market.

Overall, we regard the outlook for the economy and our trading conditions as entirely consistent with our meeting all our financial targets for 2003 and 2004; just as we confidently expect to deliver on all those set for 2002.

This document contains forward-looking statements, including such statements within the meaning of Section 27A of the US Securities Act of 1993 and section 21E of the Securities Exchange Act of 1934. These statements concern or may affect future matters. These may include HBOS's future strategies, business plans, and results and are based on the current expectations of the directors of HBOS. They are subject to a number of risks and uncertainties that might cause actual results and outcomes to differ materially from expectations outlined in these forward-looking statements. These factors are not limited to regulatory developments but include stock markets, IT, developments, competitive and general operating conditions.

Contacts

Investor Relations

Charles Wycks - tel 020 7905 9600 or 07747 790456

John Hope - tel 020 7905 9600 or 07836 701348

Press

Shane O'Riordain - tel 0131 243 7145 or 07770 544585

END

03 JAN 16 ... 9:...

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Thistle Hotels plc
Released	11:16 17 Dec 2002
Number	2169F

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 17/12/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 16/12/02

Dealing in (name of company) THISTLE HOTELS PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
250,000		£1.18

3. Resultant total of the same class owned or controlled (and percentage of class)

13,277,105	2.76%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company	HMV Group PLC
TIDM	HMV
Headline	Holding(s) in Company
Released	16:24 19 Dec 2002
Number	3832F

HMV GROUP PLC

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

HMV Group plc received notice on 19th December 2002 that HBOS plc and its subsidiaries have a material interest in 20,029,891 shares of HMV Group plc representing 4.97% of the issued ordinary share capital.

END

Company	HMV Group PLC
TIDM	HMV
Headline	Holding(s) in Company
Released	13:08 20 Dec 2002
Number	4422F

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

HMV Group plc received notice on 20th December 2002 that HBOS plc and its subsidiaries have a material interest in 20,161,891 shares of HMV Group plc representing 5.00% of the issued ordinary share capital.

END

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Additional Listing
Released	13:22 20 Dec 2002
Number	4436F

HBOS PLC.

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 315,955 Ordinary shares of 25p each under the Bank of Scotland SAYE Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

END

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	10:47 23 Dec 2002
Number	4965F

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

HBOS plc Employee Trust Limited (the 'Trustee')

The Company has today received notification that 178,267 shares have been released from the Scheme by HBOS plc Employee Trust Limited (the 'Trustee'). Of these, 70,943 shares were sold on 20th December 2002 at £6.415 per share.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 8,606,603 shares still held by the Trustee. They ceased to have an interest in the shares awarded and sold by the Trustee.

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Thistle Hotels plc
Released	11:02 23 Dec 2002
Number	4981F

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 23/12/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 20/12/02

Dealing in (name of company) THISTLE HOTELS PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
	1,000	£1.095

3. Resultant total of the same class owned or controlled (and percentage of class)

13,276,105	2.76%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Pizza Express plc
Released	11:06 23 Dec 2002
Number	4988F

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 23/12/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 20/12/02

Dealing in (name of company) PIZZA EXPRESS PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	120,180	£3.25

3. Resultant total of the same class owned or controlled (and percentage of class)

639,898	0.89%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Close

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - P&O Princess Cruises
Released	11:10 23 Dec 2002
Number	4997F

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 23/12/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 20/12/02

Dealing in (name of company) P & O PRINCESS CRUISES PLC

1. Class of securities (eg ordinary shares) US$ 0.5

2.

Amount bought	Amount sold	Price per unit
	100	£4.283

3. Resultant total of the same class owned or controlled (and percentage of class)

9,426,410	1.36%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company	Game Group PLC
TIDM	GMG
Headline	Holding(s) in Company
Released	11:42 23 Dec 2002
Number	5040F

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

THE GAME GROUP PLC

2) Name of shareholder having a major interest

HBOS plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

HBOS plc and its subsidiary companies

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Register Holder	Fund	No.
Chase Nominees Ltd a/c CMIG 2314	2314	3,625,000
Chase Nominees Ltd a/c CMIG 2343	2343	125,000
HSBC Global Custody Nominees (UK) Ltd a/c 823496	SJP RF79	3,987,000
HSBC Global Custody Nominees (UK) Ltd a/c 823575	SJP RF82	1,888,000
HSBC Global Custody Nominees (UK) Ltd a/c 823721	SJP RF83	163,000
HSBC Global Custody Nominees (UK) Ltd a/c 823587	SJP RF91	1,503,000
HSBC Global Custody Nominees (UK) Ltd a/c 823733	SJP RF92	140,000
J F Morgan Chase Bank, Luxembourg	UKTRAO	12,630
		11,443,630

5) Number of shares/amount of stock acquired

Not disclosed

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

Not disclosed

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5p

10) Date of transaction

Not disclosed

11) Date company informed

23.12.2002

12) Total holding following this notification

11,443,630

13) Total percentage holding of issued class following this notification

3.04%

14) Any additional information

None

15) Name of contact and telephone number for queries

J P Gorman 020 7935 0027

16) Name and signature of authorised company official responsible for making this notification

Jeremy Gorman, Company Secretary

Date of notification ...23rd December 2002.....

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Additional Listing
Released	15:58 23 Dec 2002
Number	5327F

HBOS PLC.

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 311,041 Ordinary shares of 25p each under the Bank of Scotland SAYE Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Thistle Hotels plc
Released	10:28 24 Dec 2002
Number	5637F

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 24/12/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 23/12/02

Dealing in (name of company) THISTLE HOTELS PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
800,000		£1.08

3. Resultant total of the same class owned or controlled (and percentage of class)

14,076,105	2.92%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	South Staffordshire Group PLC
TIDM	SSF
Headline	Holding(s) in Company
Released	10:01 30 Dec 2002
Number	6265F

The Company has today been made aware, in accordance with the provisions of Section 198 of the Companies Act 1985, that HBOS plc and its subsidiaries have a material and non-material interest in 7,055,077 ordinary shares of 10 pence each in the Company, 11.23% of the issued shares. (Previous notification, 6,778,200 ordinary shares - 10.79%.)

30 December 2002

END

Company website

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Thistle Hotels plc
Released	10:59 30 Dec 2002
Number	6314F

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 30/12/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 27/12/02

Dealing in (name of company) THISTLE HOTELS PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
540,000		£1.07

3. Resultant total of the same class owned or controlled (and percentage of class)

14,616,105	3.04%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - P&O Princess Cruises
Released	11:12 31 Dec 2002
Number	6798F

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 31/12/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 30/12/02

Dealing in (name of company) P & O PRINCESS CRUISES PLC

1. Class of securities (eg ordinary shares) US$ 0.5

2.

Amount bought	Amount sold	Price per unit
36,400		£4.2325

3. Resultant total of the same class owned or controlled (and percentage of class)

9,462,810	1.37%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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88(2)

03 JAN 16 AM 9:

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03 12 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	5,440		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£6.965		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 5,440
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 6/12/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint One World

nployee o	Name	NHI No	Address			Postcode	No of shares allotted	Option price (p)	
9233	Michael Piotrowicz	YH234041A	52 Minto Place	Kirkcaldy	Fife	KY2 5YR	3,200	535.33	
							3,200		**3,200**
3073	Robert Holdridge James	WM915811B	125 Crewe Road	Nantwich	Cheshire	CW5 6JN	2,240	610.00	
							2,240		**2,240**
	2nd December 2002							**Total**	**5,440**

Blueprint One World

88(2)

03 JAN 15 ...

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	12	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	17,000		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£4.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: HALIFAX NOMINEES LIMITED	ORDINARY	2,210
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	ORDINARY	14,790
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 6/12/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint One World

Halifax PLC
Early Leaver Closure Schedule

	Shares to Individual	**4th December 2002**
Mr Stephen Axell 4 Copy Nook Greetland Halifax West Yorkshire HX4 8JQ	**1700**	
Mr Andrew Baldwin 172 Rempstone Road Merley WIMBORNE Dorset BH21 1SX	**1700**	
Mrs Patricia Marie Conwell 8 Greenwood Avenue Linthorpe MIDDLESBROUGH Cleveland TS5 7RW	**340**	
Mrs Cynthia Joyce Dungworth Tilsdown Cottage Tilsdown DURSLEY Glos GL11 5QL	**1700**	
Mr Ian Michael Furlonger Lockhaven Church Road Newton SUDBURY Suffolk CO10 0QP	**1700**	
Mr Anthony Jefferson 37 Rookes Court STRATFORD UPON AVON Warwickshire CV37 0TJ	**1700**	
Mrs Eileen D Spencer-Witcomb 26 Swallow Drive Pool in Wharfedale OTLEY West Yorkshire LS21 1RS	**1700**	
Mr Alastair Stables The Cottage Llansannor COWBRIDGE South Glam CF71 7RX	**1700**	
Mr Martyn Richard Steele	**1700**	

Holly Bush
15 Harrop Green Lane Diggle
OLDHAM
OL3 5LW

Mrs Shirley Muriel Tallowin 12 Burcharbro Road LONDON SE2 0RZ	**850**
TOTAL	**14790**

9 RECORDS

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

03 JAN ... 10:30

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	12	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	430		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£6.725		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HALIFAX NOMINEES LIMITED	ORDINARY	430
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 6/12/02

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

03 JAN 15

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	12	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,898		
Nominal value of each share	£0·25		
Amount (if any) paid or due on each share *(including any share premium)*	£5·62		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HALIFAX NOMINEES LIMITED Address: TRINITY ROAD HALIFAX WEST YORKSHIRE UK postcode: HX1 2RG	ORDINARY	170
Name: SEE ATTACHED SCHEDULE Address: UK postcode:	ORDINARY	1,728
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 6/12/02

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

HBOS Plc
Early Leaver Closure Schedule

Shares to Individual		**18th September 2002**
Mr Thomas Bryson 3 Pinewood Drive DUNFERMLINE Fife KY11 9SP	**213**	
Mrs Catherine Taylor Burke 11 Burnside Avenue Easthouses DALKEITH Midlothian EH22 4JB	**85**	
Mrs Catherine Patricia Burrows 2 Cameron Place CRIEFF Perthshire PH7 3LD	**42**	
Mrs Fiona Carson Glen Helen Southwick DUMFRIES DG2 8AL	**106**	
Mr Graeme Hunter Clephane 19 Craiglockhart Road EDINBURGH EH14 1HJ	**108**	
Mr Brian Ronald Hearne 225 Brighton Road LANCING West Sussex BN15 8JP	**64**	
Mrs Louisa Catherine Parker 17 Christian Crescent EDINBURGH EH15 3AE	**106**	
Mr Neil Rees 34 Taffvale Estate Edwardsville TREHARRIS Mid Glam CF46 5NJ	**311**	
Mrs Shirley Muriel Tallowin 12 Burcharbro Road LONDON SE2 0RZ	**160**	

Mr John Moir Watson 2 Lagrannoch Drive CALLANDER Perthshire FK17 8DW	**213**
Mrs Nicola Jane Young 82 Langhorne Road DAGENHAM Essex RM10 9RB	**320**
11 records	**1728**
TOTAL	

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05 / 12 / 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	31,362		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£6.55		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 31,362
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 6/12/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Employee No	Name	NHI No	Address			Postcode	No of shares allotted	Option price (p)	
12178	Ronald Charles Horne	YH150651B	670 Clarkston Road	Netherlee	Glasgow	G44 3YS	14,000	201.50	
							10,500	259.83	
							5,500	273.67	
							30,000		**30,000**
11598	Mrs Sheila Fehrs	YW506062B	93 Dan y Bryn Avenue	Radyr	Cardiff	CF15 8DG	1,362	535.33	
							1,362		**1,362**

5th December 2002

Total **31,362**

Blueprint
One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	13	12	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	63,338	2,396	118
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£6.15	£5.7879	£5.62

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HBOS QUEST LIMITED (AS TRUSTEE OF THE HBOS QUALIFYING ~~EMPLOYEE SHARE OWNERSHIP TRUST~~) AIC HALIFAX Address: THE MOUND EDINBURGH UK postcode: EH1 1YZ	ORDINARY	63,338
Name: HSDL NOMINEES LIMITED Address: TRINITY ROAD HALIFAX WEST YORKSHIRE UK postcode: HX1 2RG	ORDINARY	2,396
Name: SEE ATTACHED SCHEDULE Address: UK postcode:	ORDINARY	118
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 13/12/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

HBOS PLC
Early Leaver Closure Schedule

Shares to Individual **11th December 2002**

Mr Roger Farquhar Grant Camasunary 1 Rectory Road TURRIFF Aberdeenshire AB53 4SU	**97**
Mrs Janet Moore Hutchison Main 17 Mossbank Drive Willowpark GLASGOW G33 1LS	**21**
TOTAL	**118**

2 RECORDS

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	19 / 12 / 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	13,504	3,752	1,657
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£6.33	£5.7879	£5.37

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name HBOS QUEST LIMITED A/C HALIFAX (AS TRUSTEE OF THE HBOS QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST) Address THE MOUND EDINBURGH UK postcode EH1 1YZ	ORDINARY	13,504
Name HSDL NOMINEES LIMITED Address TRINITY ROAD HALIFAX WEST YORKSHIRE UK postcode HX1 2RG	ORDINARY	5,409
Name Address UK postcode		
Name Address UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 19/12/02

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	19	12	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	1,085	1,700	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£5.62	£4.10	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Class of shares allotted	Number allotted
Name: HALIFAX NOMINEES LIMITED	ORDINARY	1,066
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: IAN EDWARD GAMESON	ORDINARY	19
Address: 69 ANN STREET, CILFYNYDD, PONTYPRIDD, MID GLAMORGAN		
UK postcode: CF37 4EN		
Name: COLIN ANDREW JOHNS	ORDINARY	1,700
Address: 91 HEOL CASTELL COETY, BRIDGEND, MID GLAMORGAN		
UK postcode: CF31 1PX		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 20th December 2002

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint
One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	12	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,054,060		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£6.25		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HBOS QUEST LIMITED (AS TRUSTEE OF THE HBOS QUALIFYING ~~EMPLOYEE SHARE OWNERSHIP TRUST~~)	Class of shares allotted: ORDINARY	Number allotted: 1,054,060
Address: THE MOUND EDINBURGH		
UK postcode: EH1 1YZ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 7/1/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ (Deputy)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HBOS QUEST LIMITED (AS TRUSTEE OF THE HBOS QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST)	Class of shares allotted: ORDINARY	Number allotted: 535,402
Address: THE MOUND EDINBURGH		
UK postcode: EH1 1YZ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 7/1/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint
OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	12	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	535,402		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£6.43		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Blueprint One World

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 21, Month 11, Year 2002

Name * Style / Title: Mr * Honours etc: MBA, FIBS

Forename(s): Colin

Surname: Matthew

† Date of Birth — Day 09, Month 09, Year 1950

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address *(enter new address)*

Hailes Brae, 18 Spylaw Bank Road, Colinton

Post town: Edinburgh

County / Region: Midlothian Postcode: EH13 0JW

Country:

Other Change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 3rd December 2002

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Company Secretarial Assistant, HBOS plc, The Mound,
Edinburgh, Midlothian, EH1 1YZ

Tel Tel: 0131 243 5410
Fax: 0131 243 5516

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**